Exhibit 21

Subsidiaries of China Valves Technology, Inc.

Name of Subsidiary	Jurisdiction of	% Owned	Principal Business
Organization
China Valves Technology (Changsha) Valve Co., Ltd	PRC	100% Indirectly	Manufacturing
Yangzhou Rock Valve Lock Technology Co., Ltd.	PRC	100% Indirectly	Manufacturing
Henan Kai Feng High Pressure Valve Co., Ltd.	PRC	100% Indirectly	Manufacturing
Zhengzhou City ZhengDie Valve., Ltd.	PRC	100% Indirectly	Manufacturing
Tai Zhou Tai De Valve Co., Ltd.	PRC	100% Indirectly	Manufacturing
Shanghai Pudong Hanwei Valve Co., Ltd	PRC	100% Indirectly	Manufacturing
Henan Tonghai Fluid Equipment Co., Ltd.	PRC	100% Indirectly	Holding Company
Shanghai Han Huang Co., Ltd	PRC	100% Indirectly	Holding Company
Hong Kong Han Xi Co., Ltd	Hong Kong	100% Indirectly	Holding Company
China Valves Technology Holdings Co. (formerly China Fluid Equipment Holdings Limited)	Hong Kong	100% Directly	Holding Company